Form 40-F
period 2002-12-31
ENERPLUS RESOURCES FUND
filed 2003-05-16
CIK 1126874

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[Check one]
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended.............December 31, 2002	Commission File Number .............1-15150

ENERPLUS RESOURCES FUND
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

The Dome Tower, 3000, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1
Telephone Number (403) 298 – 2200
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Trust Units	Toronto Stock Exchange
The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Trust Units

For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

88,898,044 Trust Units

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

INCORPORATION BY REFERENCE

The Exhibits to this report as set forth in the Exhibit Index are incorporated by reference herein.

CONTROLS AND PROCEDURES

A.                                    Evaluation of Disclosure Controls and Procedures

The term disclosure controls and procedures is defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Furthermore, we have designed our disclosure controls and procedures to ensure that information that we are required to disclosure in our report is accumulated and communicated to management (including our Chief Executive Officer and Chief Financial Officer) in a manner that permits timely decisions to be made regarding required disclosure.

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days prior to the date of the filing of this annual report, and they have concluded that such disclosure controls and procedures were effective at ensuring that they were alerted in a timely manner as to all material information that we are required to include in our reports with the Securities and Exchange Commission.

B.                                    Changes in Internal Controls

We maintain a system of internal accounting controls that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed.  Since the date of the evaluation of our disclosure controls and procedures by our Chief Executive Officer and Chief Financial Officer, there have been no significant changes to our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of the most recent evaluation.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.                                    Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.                                    Consent to Service of Process

1.                                       The Registrant previously filed with the Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

2.                                       Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERPLUS RESOURCES FUND
By EnerMark Inc.

	By:	/s/ GORDON J. KERR
Gordon J. Kerr President and Chief Executive Officer

Date: May 16, 2003

CERTIFICATION

I, Gordon J. Kerr, certify that:

1.                                       I have reviewed this annual report on Form 40-F of Enerplus Resources Fund;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.                                       The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)                                  designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)                                 evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)                                  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (and persons performing the equivalent function):

(a)                                  all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weakness in internal controls; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.                                       The Registrant’s other certifying officers and  I have indicated in this annual report whether there were significant changes in internal controls in or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with respect to significant deficiencies and material weakness.

/s/ GORDON J. KERR
Gordon J. Kerr President and Chief Executive Officer of EnerMark Inc.

Date: May 16, 2003

CERTIFICATION

I, Robert J. Waters, certify that:

1.                                       I have reviewed this annual report on Form 40-F of Enerplus Resources Fund;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4.                                       The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

(a)                                  designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)                                 evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)                                  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (and persons performing the equivalent function):

(a)                                  all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weakness in internal controls; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6.                                       The Registrant’s other certifying officers and  I have indicated in this annual report whether there were significant changes in internal controls in or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with respect to significant deficiencies and material weakness.

/s/ ROBERT J. WATERS
Robert J. Waters Senior Vice President and Chief Financial Officer of EnerMark Inc.

Date: May 16, 2003

EXHIBIT INDEX

1.                                       Renewal Annual Information Form for the year ended December 31, 2002 dated May 16, 2003.

2.                                       Management’s Discussion and Analysis (included on pages 41-58 of Enerplus Resources Fund’s 2002 Annual Report, which section of the 2002 Annual Report is incorporated by reference to Exhibit 1 to the Report of Foreign Issuer on Form 6-K filed with the Commission on March 21, 2003).

3.                                       Audited annual consolidated financial statements for the year ended December 31, 2002, including differences between Canadian and United States Generally Accepted Accounting Principles (included on pages 59-86 of Enerplus Resources Fund’s 2002 Annual Report, which section of the 2002 Annual Report is incorporated by reference to Exhibit 1 to the Report of Foreign Issuer on Form 6-K filed with the Commission on March 21, 2003).

4.                                       Consent of Deloitte & Touche LLP.

5.                                       Consent of Sproule Associates Limited.

6.                                       Certification of Gordon J. Kerr pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

7.                                       Certification of Robert J. Waters pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.