Form 40-F
period 2004-12-31
ENERPLUS RESOURCES FUND
filed 2005-03-14
CIK 1126874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004	Commission File Number 1-15150

ENERPLUS RESOURCES FUND
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

The Dome Tower, 3000, 333 - 7th Avenue S.W. Calgary, Alberta, Canada T2P 2Z1 (403) 298-2200
(Address and telephone number of Registrant's principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 104,124,021 Trust Units

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2004, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. The Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.	Annual Information Form

The Registrant's Annual Information Form for the year ended December 31, 2004 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.	Audited Annual Consolidated Financial Statements

The Registrant's audited annual consolidated financial statements for the year ended December 31, 2004, including the report of the independent auditors with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.	Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the year ended December 31, 2004 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

As of the end of the Registrant's fiscal year ended December 31, 2004, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant's principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2004, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of EnerMark Inc., on behalf of the Registrant, has determined that Mr. Robert Normand, a member and the chairman of the Registrant's audit and risk management committee, is an "audit committee financial expert" (as such term is defined by the rules and regulations of the Securities and Exchange Commission) and is "independent" (as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant).

The Securities and Exchange Commission has indicated that the designation of a person as an "audit committee financial expert" does not (i) mean that such person is an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, (ii) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors in the absence of such designation, or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a "code of ethics" (as that term is defined by the rule and regulations of the Securities and Exchange Commission), entitled the "Code of Business Conduct", that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Code of Business Conduct is available for viewing on the Registrant's website at www.enerplus.com under "About Enerplus - Corporate Governance". There were not any amendments to any provision of the Code of Business Conduct during the fiscal year ended December 31, 2004 that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there were not any waivers, including implicit waivers, from any provision of the Code of Business Conduct during the fiscal year ended December 31, 2004 that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

The aggregate fees paid by the Registrant to Deloitte & Touche LLP, the Registrant's principal accountant, for professional services rendered in the Registrant's last two fiscal years are as follows:

	2004	2003
	(in Cdn$ thousands)
Audit fees(1)	$338.7	$302.0
Audit-related fees(2)	-	-
Tax fees(3)	19.9	47.8
All other fees(4)	-	-
Total	$358.6	$349.8
________________

(1)
Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant's annual financial statements and reviews of the Registrant's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Registrant's financial statements and not reported under "Audit Fees" above. No audit-related fees were incurred in the Registrant's last two fiscal years.

(3)	Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by the Registrant's auditors' tax division except those tax services related to the audit.

(4)
All other fees are fees for products and services provided by Deloitte & Touche LLP other than those described as "Audit fees", "Audit-related fees" and "Tax fees". No such fees were incurred in the Registrant's last two fiscal years.

The Registrant's audit and risk management committee has implemented a policy restricting the services that may be provided by the Registrant's auditors and the fees paid to the Registrant's auditors. Prior to the engagement of the Registrant's auditors to perform both audit and non-audit services, the audit and risk management committee pre-approves the provision of the services. In making their determination regarding non-audit services, the audit and risk management committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. All audit and non-audit fees paid to Deloitte & Touche LLP in 2003 and 2004 were pre-approved by the Registrant's audit and risk management committee. Based on the audit and risk management committee's discussions with management and the independent auditors, the committee is of the view that the provision of the non-audit services by Deloitte & Touche LLP described above is compatible with maintaining that firm's independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, please read Notes 12 and 13 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2004 attached as Exhibit 99.2 to this Annual Report on Form 40-F and incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Registrant's known contractual obligations as of December 31, 2004:

	Payments due by period
	(Cdn$)
Contractual Obligations	Total	2005	2006 to 2007	2008 to 2009	2010 +
Bank credit facility	$251,669	$-	$251,669	$-	$-
Senior unsecured notes	333,322	-	-	-	333,322
Pipeline commitments	37,876	5,590	11,180	7,400	13,706
Office lease	22,462	4,638	9,159	8,665	-
Total commitments	$645,329	$10,228	$272,008	$16,065	$347,028

Additional disclosure regarding the Registrant's contractual obligations as of December 31, 2004 is provided under "Commitments" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2004 attached as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein, and in Note 13 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2004 attached as Exhibit 99.2 to this Annual Report on Form 40-F incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's audit and risk management committee are Robert Normand (as chairman), Harry B. Wheeler and Glen Roane. Douglas R. Martin, the chairman of the board of directors of the Registrant, is an ex officio member of the audit and risk management committee.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE RULES

The Registrant has reviewed the New York Stock Exchange's corporate governance rules and confirms that the Registrant's corporate governance practices are not significantly nor materially different then those required of domestic companies under the New York Stock Exchange's listing standards except that, as a foreign private issuer, the Registrant is not obligated to and does not have an internal audit function.

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

B.	Consent to Service of Process

1.	The Registrant previously filed with the Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

2.	Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERPLUS RESOURCES FUND
By EnerMark Inc.

By:	/s/ Gordon J. Kerr

Gordon J. Kerr
President and Chief Executive Officer

Date: March 14, 2005

EXHIBIT INDEX

99.1.	Renewal Annual Information Form for the year ended December 31, 2004 dated March 14, 2005.

99.2.	Audited annual consolidated financial statements for the year ended December 31, 2004.

99.3.	Management's Discussion and Analysis for the year ended December 31, 2004.

99.4.	Comments by Auditors on Canada - United States of America Reporting Differences.

99.5.	Consent of Independent Registered Chartered Accountants.

99.6.	Consent of Sproule Associates Limited.

99.7.	Consent of Gilbert Laustsen Jung Associates Ltd.

99.8.	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.9.	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.10.	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.11.	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.