Form 40-F
period 2005-12-31
ENERPLUS RESOURCES FUND
filed 2006-03-07
CIK 1126874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended December 31, 2005	Commission File Number 1-15150

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

117,539,331 Trust Units

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2005, which is attached as Exhibit 1 to this Annual Report on Form 40-F and is incorporated by reference herein. The Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.    Annual Information Form

The Registrant's Annual Information Form for the year ended December 31, 2005 is attached as Exhibit 1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.    Audited Annual Consolidated Financial Statements

The Registrant's audited annual consolidated financial statements for the year ended December 31, 2005, including the report of the independent registered chartered accountants with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles, are attached as Exhibit 2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.    Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the year ended December 31, 2005 is attached as Exhibit 3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures

As of the end of the Registrant's fiscal year ended December 31, 2005, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant's principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.    Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2005, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

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

The Securities and Exchange Commission has indicated that the designation or identification of a person as an "audit committee financial expert" does not (i) mean that such person is an "expert" for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, (ii) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors in the absence of such designation or identification, or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a "code of ethics" (as that term is defined by the rule and regulations of the Securities and Exchange Commission), entitled the "Code of Business Conduct", that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Code of Business Conduct is available for viewing on the Registrant's website at www.enerplus.com under "About Enerplus - Corporate Governance". There were not any amendments to any provision of the Code of Business Conduct during the fiscal year ended December 31, 2005 that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there were not any waivers, including implicit waivers, granted from any provision of the Code of Business Conduct during the fiscal year ended December 31, 2005 that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

The aggregate fees paid by the Registrant to Deloitte & Touche LLP, the Registrant's principal accountant, for professional services rendered in the Registrant's last two fiscal years are as follows:

	2005	2004
	(in Cdn$)
Audit fees(1)	$409,200	$338,700
Audit-related fees(2)	-	-
Tax fees(3)	138,500	19,900
All other fees(4)	-	-
Total	$547,700	$358,600

________________

(1)
Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant's annual financial statements and reviews of the Registrant's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the Registrant's financial statements and not reported under "Audit Fees" above.

(3)	Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by Deloitte & Touche LLP's tax division except those tax services related to the audit.
(4)	All other fees are fees for products and services provided by Deloitte & Touche LLP other than those described as "Audit fees", "Audit-related fees" and "Tax fees".

The Registrant's audit and risk management committee has implemented a policy restricting the services that may be provided by the Registrant's auditors and the fees paid to the Registrant's auditors. Prior to the engagement of the Registrant's auditors to perform both audit and non-audit services, the audit and risk management committee pre-approves the provision of the services. In making their determination regarding non-audit services, the audit and risk management committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to Deloitte & Touche LLP in 2004 and 2005 were pre-approved by the Registrant's audit and risk management committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the audit and risk management committee's discussions with management and the independent auditors, the committee is of the view that the provision of the non-audit services by Deloitte & Touche LLP described above is compatible with maintaining that firm's independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, please read Notes 12 and 13 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2005 attached as Exhibit 2 to this Annual Report on Form 40-F and incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Registrant's known contractual obligations as of December 31, 2005:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations	Total		2006	2007 to 2008	2009 to 2010	2011 +
Bank credit facility	$328,632	(1)	$-	$328,632	$-	$-
Senior unsecured notes	331,286	(1)	-	-	53,666	277,620
Pipeline commitments	33,956		6,026	11,539	5,396	10,995
Office lease	23,373		5,680	11,373	6,270	50
Total commitments	$717,247		$11,706	$351,544	$65,332	$288,665

Note:
(1)    Interest payments have not been included since future debt levels and rates are not known at this time.

Additional disclosure regarding the Registrant's contractual obligations as of December 31, 2005 is provided under "Commitments" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2005 attached as Exhibit 3 to this Annual Report on Form 40-F and incorporated by reference herein, and in Note 13 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2005 attached as Exhibit 2 to this Annual Report on Form 40-F incorporated by reference herein.

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

Gordon J. Kerr
President and Chief Executive Officer

Date: March 7, 2006

EXHIBIT INDEX

99.1.	Annual Information Form for the year ended December 31, 2005 dated March 7, 2006.

99.2.	Audited annual consolidated financial statements for the year ended December 31, 2005.

99.3.	Management's Discussion and Analysis for the year ended December 31, 2005.

99.4.	Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences.

99.5.	Consent of Independent Registered Chartered Accountants.

99.6.	Consent of Sproule Associates Limited.

99.7.	Consent of GLJ Petroleum Consultants Ltd.

99.8.	Consent of DeGolyer and MacNaughton.

99.9.	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.10.	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.11.	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.12.	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.