Form 40-F
period 2006-12-31
ENERPLUS RESOURCES FUND
filed 2007-03-12
CIK 1126874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number 001-15150

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

123,150,820 Trust Units

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2006, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.    Annual Information Form

The Registrant's Annual Information Form for the year ended December 31, 2006 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.    Audited Annual Consolidated Financial Statements

The Registrant's audited annual consolidated financial statements for the year ended December 31, 2006, including the report of the independent registered chartered accountants with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles, are attached as Exhibit 99.1 to the Registrant's Report of Foreign Issuer on Form 6-K filed with the Securities and Commission on February 23, 2007, which audited annual consolidated financial statements are incorporated by reference herein.

C.    Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the year ended December 31, 2006 is attached as Exhibit 99.2 to the Registrant's Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on February 23, 2007, which Management's Discussion and Analysis is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures

As of the end of the Registrant's fiscal year ended December 31, 2006, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant's principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.    Management's Annual Report Internal Control Over Financial Reporting

The Registrant's report of management on the Registrant's internal control over financial reporting is included under the heading "Management's Report on Internal Control Over Financial Reporting" on page 1 of Exhibit 99.1 to the Registrant's Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on February 23, 2007, which report of management is incorporated by reference herein.

C.    Attestation Report of the Registered Public Accounting Firm

The attestation report of the independent registered chartered accountants on management's assessment of internal control over financial reporting is included under the heading "Report of Independent Registered Chartered Accountants" on pages 1 and 2 of Exhibit 99.1 to the Registrant's Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on February 23, 2007, which attestation report is incorporated by reference herein.

D.    Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2006, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of EnerMark Inc., on behalf of the Registrant, has determined that Mr. Robert L. Normand, a member and the chairman of the Registrant's audit and risk management committee, is an "audit committee financial expert" (as such term is defined by the rules and regulations of the Securities and Exchange Commission) and is "independent" (as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant).

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

CODE OF ETHICS

The Registrant has adopted a "code of ethics" (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the "Code of Business Conduct", that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Code of Business Conduct is available for viewing on the Registrant's website at www.enerplus.com under "Corporate Governance". There were not any amendments to any provision of the Code of Business Conduct during the fiscal year ended December 31, 2006 that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Further, there were not any waivers, including implicit waivers, granted from any provision of the Code of Business Conduct during the fiscal year ended December 31, 2006 that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

The aggregate fees paid by the Registrant to Deloitte & Touche LLP, Independent Registered Chartered Accountants, the Registrant's principal accountant, for professional services rendered in the Registrant's last two fiscal years are as follows:

	2006	2005
	(in Cdn$)
Audit fees(1)	$763,900	$409,200
Audit-related fees(2)	-	-
Tax fees(3)	1,211,300	138,500
All other fees(4)	-	-
Total	$1,975,200	$547,700

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

The Registrant's audit and risk management committee has implemented a policy restricting the services that may be provided by the Registrant's auditors and the fees paid to the Registrant's auditors. Prior to the engagement of the Registrant's auditors to perform both audit and non-audit services, the audit and risk management committee pre-approves the provision of the services. In making their determination regarding non-audit services, the audit and risk management committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to Deloitte & Touche LLP in 2005 and 2006 were pre-approved by the Registrant's audit and risk management committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the audit and risk management committee's discussions with management and the independent auditors, the committee is of the view that the provision of the non-audit services by Deloitte & Touche LLP described above is compatible with maintaining that firm's independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, please read notes 10 and 11 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2006 attached as Exhibit 99.1 to the Registrant's Report of Foreign Issuer on Form 6-K filed with the Securities and Commission on February 23, 2007, which notes are incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Registrant's known contractual obligations as of December 31, 2006:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations	Total		2007	2008 to 2009	2010 to 2011	2012 +
Bank credit facility	$348,520	(1)	$—	$348,520	$—	$—
Senior unsecured notes	331,254	(1)	—	—	119,917	211,337
Pipeline commitments	28,543		6,364	8,740	4,719	8,720
Office lease	20,917		6,745	13,530	642	—
Total commitments	$729,234		$13,109	$370,790	$125,278	$220,057

Note:
(1) Interest payments have not been included since future debt levels and rates are not known at this time.

Additional disclosure regarding the Registrant's contractual obligations as of December 31, 2006 is provided under the heading "Commitments" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2006 attached as Exhibit 99.2 to the Registrant's Report of Foreign Issuer on Form 6-K filed with the Securities and Commission on February 23, 2007, which disclosure is incorporated by reference herein, and in Note 11 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2006 attached as Exhibit 99.1 to the Registrant's Report of Foreign Issuer on Form 6-K filed with the Securities and Commission on February 23, 2007, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's audit and risk management committee are Robert L. Normand (as chairman), Harry B. Wheeler and Glen Roane. Douglas R. Martin, the chairman of the board of directors of the Registrant, is an ex officio member of the audit and risk management committee.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE RULES

The Registrant has reviewed the New York Stock Exchange's corporate governance rules and confirms that the Registrant's corporate governance practices are not significantly nor materially different than those required of domestic companies under the New York Stock Exchange's listing standards except that, as a foreign private issuer, the Registrant is not obligated to and does not have an internal audit function.

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

ENERPLUS RESOURCES FUND By EnerMark Inc.

By	/s/ Gordon J. Kerr
Gordon J. Kerr President and Chief Executive Officer

Date: March 12, 2007

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2006 dated March 12, 2007.
99.2	Consent of Independent Registered Chartered Accountants.
99.3	Consent of Sproule Associates Limited.
99.4	Consent of GLJ Petroleum Consultants Ltd.
99.5	Consent of DeGolyer and MacNaughton.
99.6	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.7	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.9	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.