Form 40-F/A
period 2006-12-31
ENERPLUS RESOURCES FUND
filed 2007-08-02
CIK 1126874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE

The sole purpose of this amendment is to file Exhibits 99.1 and 99.2, which are the audited annual consolidated financial statements of Enerplus Resources Fund (the “Registrant”) for the year ended December 31, 2006 and the Registrant's Management's Discussion and Analysis for the year ended December 31, 2006, respectively.  There is no change to the financial statements and Management’s Discussion and Analysis from those filed as Exhibits 99.1 and 99.2, respectively, to the Registrant's Report of Foreign Issuer on Form 6-K furnished with the Securities and Commission on February 23, 2007.  Consent of the Registrant’s independent registered chartered accountants relating to the financials statements is included as Exhibit 99.3.

Rule 12b-15 under the Exchange Act provides that any amendment to a report required to be accompanied by the certifications specified in Rule 13a-14(a) or Rule 15d-14(a) and in Rule 13a-14(b) or Rule 15d-14(b) must be accompanied by new certifications of the principal executive officer and principal financial officer. These certifications are therefore also included as Exhibits 99.4, 99.5, 99.6 and 99.7.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERPLUS RESOURCES FUND By EnerMark Inc.

By	/s/ Gordon J. Kerr
Gordon J. Kerr President and Chief Executive Officer

Date: August    , 2007

EXHIBIT INDEX

99.1	Audited annual consolidated financial statements for the year ended December 31, 2006.
99.2	Management's Discussion and Analysis for the year ended December 31, 2006.
99.3	Consent of Independent Registered Chartered Accountants.
99.4	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.5	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.6	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.