Form 40-F
period 2007-12-31
ENERPLUS RESOURCES FUND
filed 2008-03-18
CIK 1126874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007	Commission File Number 001-15150

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 129,813,445 Trust Units

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2007, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.           Annual Information Form

The Registrant's Annual Information Form for the year ended December 31, 2007 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.           Audited Annual Consolidated Financial Statements

The Registrant's audited annual consolidated financial statements for the year ended December 31, 2007, including the report of the independent registered chartered accountants with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.           Management's Discussion and Analysis

The Registrant's Management's Discussion and Analysis for the year ended December 31, 2007 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures

As of the end of the Registrant's fiscal year ended December 31, 2007, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant's principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under Title I of the Securities Exchange Act of 1934 is accumulated and communicated to the Registrant's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.           Management's Annual Report on Internal Control Over Financial Reporting

The Registrant's report of management on the Registrant's internal control over financial reporting is included under the heading "Management's Report on Internal Control Over Financial Reporting" on page 1 of Exhibit 99.2 to this Annual Report on Form 40-F, which report of management is incorporated by reference herein.

C.           Attestation Report of the Registered Public Accounting Firm

The attestation report of the independent registered chartered accountants on the effectiveness of internal control over financial reporting is included under the heading "Report of Independent Registered Chartered Accountants" on pages 1 and 2 of Exhibit 99.2 to this Annual Report on Form 40-F, which attestation report is incorporated by reference herein.

D.           Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2007, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a "code of ethics" (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the "Code of Business Conduct", that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Code of Business Conduct is available for viewing on the Registrant's website at www.enerplus.com under "Corporate Governance".  There were not any amendments to any provision of the Code of Business Conduct during the fiscal year ended December 31, 2007 that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  Further, there were not any waivers, including implicit waivers, granted from any provision of the Code of Business Conduct during the fiscal year ended December 31, 2007 that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

The aggregate fees paid by the Registrant to Deloitte & Touche LLP, Independent Registered Chartered Accountants, the Registrant's principal accountant, for professional services rendered in the Registrant's last two fiscal years are as follows:

	2007	2006
	(in Cdn$ thousands)
Audit fees(1)	$751.4	$763.9
Audit-related fees(2)	-	-
Tax fees(3)	132.6	1,211.3
All other fees(4)	-	-
Total	$884.0	$1,975.2

________________

(1)
Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Registrant's annual financial statements and reviews of the Registrant's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees are fees for assurance and related services reasonably related to the performance of the audit or review of the Registrant's financial statements and not reported under "Audit Fees" above.

(3)	Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by Deloitte & Touche LLP's tax division except those tax services related to the audit.
(4)	All other fees are fees for products and services provided by Deloitte & Touche LLP other than those described as "Audit fees", "Audit-related fees" and "Tax fees".

The Registrant's audit and risk management committee has implemented a policy restricting the services that may be provided by the Registrant's auditors and the fees paid to the Registrant's auditors.  Prior to the engagement of the Registrant's auditors to perform both audit and non-audit services, the audit and risk management committee pre-approves the provision of the services.  In making their determination regarding non-audit services, the audit and risk management committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to Deloitte & Touche LLP in 2006 and 2007 were pre-approved by the Registrant's audit and risk management committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the audit and risk management committee's discussions with management and the independent auditors, the committee is of the view that the provision of the non-audit services by Deloitte & Touche LLP described above is compatible with maintaining that firm's independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  For a discussion of the Registrant's other off-balance sheet arrangements, please read notes 12 and 13 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2007 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which notes are incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Registrant's known contractual obligations as of December 31, 2007:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations	Total	2008	2009 to 2010	2011 to 2012	2013+
Bank credit facility(1)	$497,347	$-	$497,347	$-	$-
Senior unsecured notes(1)(2)	323,408	-	53,666	129,364	140,378
Pipeline commitments	31,063	9,972	9,839	5,202	6,050
Office lease	67,875	6,907	17,863	21,864	21,241
Total commitments	$919,693	$16,879	$578,715	$156,430	$167,669

Notes:
(1)   Interest payments have not been included since future debt levels and rates are not known at this time.
(2)	Includes the economic impact of derivative instruments directly related to the senior unsecured notes (cross currency interest rate swap and foreign exchange swaps).

Additional disclosure regarding the Registrant's contractual obligations as of December 31, 2007 is provided under the heading "Commitments" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2007 attached as Exhibit 99.3 to this Annual Report on Form 40-F, which disclosure is incorporated by reference herein, and in Note 13 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2007 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's audit and risk management committee are Robert L. Normand (as chairman), Harry B. Wheeler and Glen D. Roane.  Douglas R. Martin, the chairman of the board of directors of the Registrant, is an ex officio member of the audit and risk management committee.

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
Gordon J. Kerr
President and Chief Executive Officer

Date: March 18, 2008

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2007 dated March 13, 2008.

99.2	Audited annual consolidated financial statements for the year ended December 31, 2007.

99.3	Management's Discussion and Analysis for the year ended December 31, 2007.

99.4	Consent of Independent Registered Chartered Accountants.

99.5	Consent of Sproule Associates Limited.

99.6	Consent of GLJ Petroleum Consultants Ltd.

99.7	Consent of Netherland, Sewell & Associates, Inc.

99.8	Consent of Paddock Lindstrom & Associates Ltd.

99.9	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.10	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

99.11	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.12	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.