Form 40-F
period 2010-12-31
ENERPLUS Corp
filed 2011-03-11
CIK 1126874

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
Commission File Number 001-15150

ENERPLUS CORPORATION
(as successor issuer to Enerplus Resources Fund)
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	Toronto Stock Exchange The New York Stock Exchange

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

176,945,761 Trust Units(1)

Note:

(1)
The number of the Registrant's securities outstanding as at December 31, 2010 represents the number of trust units of Enerplus Resources Fund, the predecessor of the Registrant, outstanding on December 31, 2010 prior to the exchange of such trust units for common shares of the Registrant, on a one-for-one basis, on January 1, 2011. For additional information, readers should refer to "Annual Information Form, Audited Annual Consolidated Financial Statements and Management's Discussion and Analysis" below and to the disclosure under "General Development of the Business—Conversion from an Income Trust to a Corporation" in the Registrant's Annual Information Form for the year ended December 31, 2010, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

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

Yes    ☐                                    No     ☐

 FORWARD-LOOKING STATEMENTS

        This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2010, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

        On January 1, 2011, the Registrant converted its business from an income trust structure, with the parent entity being Enerplus Resources Fund (the "Fund"), to a corporate structure, with the parent entity being the Registrant, Enerplus Corporation, pursuant to a plan of arrangement under the Business Corporations Act (Alberta), such transaction being referred to in this report as the "Conversion". The Fund was dissolved on January 1, 2011 and the Registrant is the "successor issuer" of the Fund within the meaning of national Instrument 44-101—Short Form Prospectus Distributions of the Canadian Securities Administrators. For additional information, readers should refer to the disclosure under "General Development of the Business—Conversion from an Income Trust to a Corporation" in the Registrant's Annual Information Form for the year ended December 31, 2010, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

A.    Annual Information Form

        The Registrant's Annual Information Form for the year ended December 31, 2010 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.    Audited Annual Consolidated Financial Statements

        The Registrant's audited annual consolidated financial statements for the year ended December 31, 2010, including the report of the independent registered chartered accountants with respect thereto and the reconciliation of differences between Canadian and United States generally accepted accounting principles, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.    Management's Discussion and Analysis

        The Registrant's Management's Discussion and Analysis for the year ended December 31, 2010 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

 DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        As of the end of the Registrant's fiscal year ended December 31, 2010, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant's principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Registrant's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

D.    Changes in Internal Control over Financing Reporting

        During the fiscal year ended December 31, 2010, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

        None.

AUDIT COMMITTEE FINANCIAL EXPERT

        The board of directors of the Registrant has determined that Mr. Robert B. Hodgins, a member and the chairman of the Registrant's Audit & Risk Management Committee, is an "audit committee financial expert" (as such term is defined by the rules and regulations of the Securities and Exchange Commission) and is "independent" (as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant).

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

 CODE OF ETHICS

        The Registrant has adopted a "code of ethics" (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the "Code of Business Conduct", that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Code of Business Conduct is available for viewing on the Registrant's website at www.enerplus.com under "Corporate Governance". There were not any amendments to any provision of the Code of Business Conduct during the fiscal year ended December 31, 2010. The Registrant amended the Code of Business Conduct effective January 1, 2011 in connection with the Conversion; however none of the amendments were of a substantive nature. During the fiscal year ended December 31, 2010, there were not any waivers, including implicit waivers, granted from any provision of the Code of Business Conduct that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

        The aggregate fees paid by the Registrant to Deloitte & Touche LLP, Independent Registered Chartered Accountants, the Registrant's principal accountant, for professional services rendered in the Registrant's last two fiscal years are as follows:

	2010	2009
	(in Cdn$ thousands)
Audit fees(1)	809.3	790.2
Audit-related fees(2)	—	—
Tax fees(3)	212.1	367.3
All other fees(4)	57.0	—

Total	1,078.4	1,157.5

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

        The Registrant's Audit & Risk Management Committee has implemented a policy restricting the services that may be provided by the Registrant's auditors and the fees paid to the Registrant's auditors. Prior to the engagement of the Registrant's auditors to perform both audit and non-audit services, the Audit & Risk Management Committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit & Risk Management Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to Deloitte & Touche LLP in 2009 and 2010 were pre-approved by the Registrant's Audit & Risk Management Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit & Risk Management Committee's

discussions with management and the independent auditors, the committee is of the view that the provision of the non-audit services by Deloitte & Touche LLP described above is compatible with maintaining that firm's independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, please read Note 14 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2010 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth the Registrant's known contractual obligations as of December 31, 2010:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations	Total	2011	2012 to 2013	2014 to 2015	2016 +
Bank credit facility(1)	$234.7	$—	$234.7	$—	$—
Senior unsecured notes(1)(2)	573.1	64.6	129.2	155.5	223.8
Pipeline commitments	82.8	16.8	26.6	23.8	15.6
Processing commitments	20.3	3.6	5.2	3.1	8.4
Marcellus carry commitment(3)	146.2	116.0	30.2	—	—
Drilling and completions commitments(4)	110.6	42.7	67.9	—	—
Asset retirement obligations	590.2	19.0	40.4	40.8	490.0
Office lease	44.6	11.3	22.8	10.5	—

Total commitments(5)	$1,802.5	$274.0	$557.0	$233.7	$737.8

Notes:

(1)
Interest payments have not been included.

(2)
Includes the economic impact of derivative instruments directly related to the senior unsecured notes (cross currency interest rate swap and foreign exchange swaps).

(3)
The Marcellus carry commitment is based on the Registrant's estimated capital spending plans and has been converted to Canadian dollars using the December 31, 2010 foreign exchange rate of CDN$1.00 = US$1.0054.

(4)
U.S. dollar commitments have been converted to Canadian dollars using the December 31, 2010 foreign exchange rate of CDN$1.00 = US$1.0054.

(5)
Crown and surface royalties, lease rentals, mineral taxes and abandonment and reclamation costs (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

        Additional disclosure regarding the Registrant's contractual obligations as of December 31, 2010 is provided under the heading "Commitments" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2010 attached as Exhibit 99.3 to this Annual Report on Form 40-F, which disclosure is incorporated by reference herein, and in Note 14 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2010 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

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

ENERPLUS CORPORATION
	By:	/s/ GORDON J. KERR Gordon J. Kerr President and Chief Executive Officer
Date: March 11, 2011

 EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2010 dated March 11, 2011.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2010.
99.3	Management's Discussion and Analysis for the year ended December 31, 2010.
99.4	Consent of Independent Registered Chartered Accountants.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Haas Petroleum Engineering Services, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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