Form 40-F
period 2011-12-31
ENERPLUS Corp
filed 2012-03-09
CIK 1126874

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
Commission File Number 001-15150

ENERPLUS CORPORATION
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

181,158,548 Common Shares

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

Yes    ☐                                    No     ☐

 FORWARD-LOOKING STATEMENTS

        This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2011, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.    Annual Information Form

        The Registrant's Annual Information Form for the year ended December 31, 2011 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.    Audited Annual Consolidated Financial Statements

        The Registrant's audited annual consolidated financial statements for the year ended December 31, 2011, including the report of the independent registered chartered accountants with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.    Management's Discussion and Analysis

        The Registrant's Management's Discussion and Analysis for the year ended December 31, 2011 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        As of the end of the Registrant's fiscal year ended December 31, 2011, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant's principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Registrant's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

D.    Changes in Internal Control over Financing Reporting

        During the fiscal year ended December 31, 2011, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

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

CODE OF ETHICS

        The Registrant has adopted a "code of ethics" (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the "Code of Business Conduct" (as amended to the date of this Form 40-F, the "Code of Business Conduct"), that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Registrant amended the Code of Business Conduct effective April 7, 2011; however, none of the amendments were of a substantive nature. During the fiscal year ended December 31, 2011, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

        The Code of Business Conduct is available for viewing on the Registrant's website at www.enerplus.com under "Corporate Responsibility — Corporate Governance".

 PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

        The aggregate fees paid by the Registrant to Deloitte & Touche LLP, Independent Registered Chartered Accountants, the Registrant's principal accountant, for professional services rendered in the Registrant's last two fiscal years are as follows:

	2011	2010
	(in Cdn$ thousands)
Audit fees(1)	855.8	809.3
Audit-related fees(2)	—	—
Tax fees(3)	504.7	212.1
All other fees(4)	—	57.0

Total	1,360.5	1,078.4

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

        The Registrant's Audit & Risk Management Committee has implemented a policy restricting the services that may be provided by the Registrant's auditors and the fees paid to the Registrant's auditors. Prior to the engagement of the Registrant's auditors to perform both audit and non-audit services, the Audit & Risk Management Committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit & Risk Management Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to Deloitte & Touche LLP in 2010 and 2011 were pre-approved by the Registrant's Audit & Risk Management Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit & Risk Management Committee's discussions with management and the independent auditors, the committee is of the view that the provision of the non-audit services by Deloitte & Touche LLP described above is compatible with maintaining that firm's independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant's other off-balance sheet arrangements, please read Note 16 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2011 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth the Registrant's known contractual obligations as of December 31, 2011:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations(1)	Total	2012	2013 to 2014	2015 to 2016	2017 +
Bank credit facility	$446.2	$—	$446.2	$—	$—
Senior unsecured notes(2)	510.7	64.6	129.2	91.7	225.2
Transportation commitments	89.7	16.8	40.3	24.5	8.1
Processing commitments	3.4	2.4	0.6	0.2	0.2
Marcellus carry commitment(3)	36.6	36.6	—	—	—
Drilling and completions commitment	84.8	63.5	21.3	—	—
Decommissionary liability(3)	644.9	24.0	40.0	40.0	540.9
Office leases	89.6	13.0	27.2	20.5	28.9

Total commitments(4)	$1,905.0	$220.9	$704.7	$176.9	$803.3

Notes:

(1)
U.S. dollar commitments have been converted to Canadian dollars using the December 31, 2011 foreign exchange rate of CDN$1.00 =  US$0.9833.

(2)
Interest payments have not been included. Includes the economic impact of derivative instruments directly related to the senior unsecured notes (cross currency interest rate swap and foreign exchange swaps).

(3)
Based on the Registrant's estimated capital spending plans.

(4)
Crown and surface royalties, lease rentals, mineral taxes and abandonment and reclamation costs (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

        Additional disclosure regarding the Registrant's contractual obligations as of December 31, 2011 is provided under the heading "Commitments" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2011 attached as Exhibit 99.3 to this Annual Report on Form 40-F, which disclosure is incorporated by reference herein, and in Note 16 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2011 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's Audit & Risk Management Committee are Robert B. Hodgins (as Chairman), Elliott Pew, Harry B. Wheeler and Glen D. Roane. Douglas R. Martin, the chairman of the board of directors of the Registrant, is an ex officio member of the Audit & Risk Management Committee.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE RULES

        The Registrant has reviewed the New York Stock Exchange's corporate governance rules and confirms that the Registrant's corporate governance practices are not significantly nor materially different than those required of domestic companies under the New York Stock Exchange's listing standards except that, as a foreign private issuer, the Registrant is not obligated to, and does not have, an internal audit function.

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

ENERPLUS CORPORATION
	By:	/s/ GORDON J. KERR Gordon J. Kerr President and Chief Executive Officer
Date: March 9, 2012

 EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2011 dated March 9, 2012.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2011.
99.3	Management's Discussion and Analysis for the year ended December 31, 2011.
99.4	Consent of Independent Registered Chartered Accountants.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Haas Petroleum Engineering Services, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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