Form 40-F/A
period 2013-12-31
ENERPLUS Corp
filed 2014-02-25
CIK 1126874

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

Yes    ☒                                    No     ☐

EXPLANATORY NOTE

        The sole purpose of this amendment is to file to correct an improper reference to International Financial Reporting Standards in the Report of Independent Registered Public Accounting Firm with respect to the audit of Registrant's internal control over financial reporting (the "Report on Internal Controls"). As part of this amendment, we are refiling the Report on Internal Controls in its entirety as Exhibit 99.1. Other than correcting the reference to International Financial Reporting Standards in the Report on Internal Controls, no changes have been made to the Registrant's Form 40-F filed on February 21, 2014.

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

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERPLUS CORPORATION
	By:	/s/ IAN C. DUNDAS Ian C. Dundas President and Chief Executive Officer
Date: February 25, 2014

EXHIBIT INDEX

99.1	Report of Independent Registered Public Accounting Firm.
99.2	Consent of Independent Registered Public Accounting Firm.
99.3	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.4	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.5	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.