Form 40-F
period 2014-12-31
ENERPLUS Corp
filed 2015-02-20
CIK 1126874

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
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

205,732,008 Common Shares

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

Yes    ☒                                    No     ☐

 FORWARD-LOOKING STATEMENTS

        This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading "Risk Factors" in the Registrant's Annual Information Form for the year ended December 31, 2014, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and under the heading "Risk Factors and Risk Management" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2014, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

A.    Annual Information Form

        The Registrant's Annual Information Form for the year ended December 31, 2014 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.    Audited Annual Consolidated Financial Statements

        The Registrant's audited annual consolidated financial statements for the year ended December 31, 2014, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.    Management's Discussion and Analysis

        The Registrant's Management's Discussion and Analysis for the year ended December 31, 2014 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        As of the end of the Registrant's fiscal year ended December 31, 2014, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Registrant's principal executive officer and principal financial officer. Based upon that evaluation, the Registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the

Exchange Act is accumulated and communicated to the Registrant's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

C.    Attestation Report of the Registered Public Accounting Firm

        The attestation report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting is included under the heading "Report of Independent Public Accounting Firm" contained in Exhibit 99.2 to this Annual Report on Form 40-F, which attestation report is incorporated by reference herein.

D.    Changes in Internal Control over Financing Reporting

        During the fiscal year ended December 31, 2014, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

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

CODE OF ETHICS

        The Registrant has adopted a "code of ethics" (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the "Code of Business Conduct" (as amended to the date of this Annual Report on Form 40-F, the "Code of Business Conduct"), that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the

Registrant. The Registrant has amended the Code of Business Conduct throughout the fiscal year ended December 31, 2014, with the most recent amendment effective January 26, 2015. The only amendment of a substantive nature was the addition of a prohibition on entering into various derivative instruments and/or short sales involving the Registrant's common shares by directors and officers of the Registrant. During the fiscal year ended December 31, 2014, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct that applied to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

        The aggregate fees paid by the Registrant to Deloitte LLP, Independent Registered Public Accounting Firm, the Registrant's principal accountant, for professional services rendered in the Registrant's last two fiscal years are as follows:

	2014	2013
	(in Cdn$ thousands)
Audit fees(1)	783.0	891.0
Audit-related fees(2)	—	—
Tax fees(3)	351.6	462.7
All other fees(4)	—	—

Total	1,134.6	1,353.7

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

        The Registrant's Audit & Risk Management Committee has implemented a policy restricting the services that may be provided by the Registrant's auditors and the fees paid to the Registrant's auditors. Prior to the engagement of the Registrant's auditors to perform both audit and non-audit services, the Audit & Risk Management Committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit & Risk Management Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to Deloitte LLP in 2013 and 2014 were pre-approved by the Registrant's Audit & Risk Management Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit & Risk Management Committee's discussions with management and the independent auditors, the committee is of the view that the provision of the non-audit services by Deloitte LLP described above is compatible with maintaining that firm's independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table sets forth the Registrant's known contractual obligations as of December 31, 2014:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations(1)	Total	2015	2016 to 2017	2018 to 2019	2020 +
Bank credit facility	$79,917	$—	$79,917	$—	$—
Senior unsecured notes(2)	1,057,013	98,933	52,205	134,409	771,466
Transportation commitments	165,455	39,721	48,382	16,828	60,524
Processing commitments	58,830	11,388	22,097	15,013	10,332
Drilling and completions commitment	19,309	19,309	—	—	—
Office leases	121,882	12,075	24,800	23,715	61,292

Total commitments(3)	$1,502,406	$181,426	$227,401	$189,965	$903,614

Notes:

(1)
U.S. dollar commitments have been converted to Canadian dollars using the December 31, 2014 foreign exchange rate of Cdn$1.00 = US$0.8620.

(2)
Interest payments have not been included.

(3)
Crown and surface royalties, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

        Additional disclosure regarding the Registrant's contractual obligations as of December 31, 2014 is provided under the heading "Liquidity and Capital Resources—Commitments" in the Registrant's Management's Discussion and Analysis for the year ended December 31, 2014 attached as Exhibit 99.3 to this Annual Report on Form 40-F, which disclosure is incorporated by reference herein, and in Note 17 to the Registrant's audited annual consolidated financial statements for the year ended December 31, 2014 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant's Audit & Risk Management Committee are Robert B. Hodgins (as Chairman), Hilary A. Foulkes, Glen D. Roane and Sheldon B. Steeves. Elliott Pew, the chairman of the board of directors of the Registrant, is an ex officio member of the Audit & Risk Management Committee.

 COMPLIANCE WITH NYSE CORPORATE GOVERNANCE RULES

        The Registrant has reviewed the New York Stock Exchange's corporate governance rules and confirms that the Registrant's corporate governance practices are not significantly nor materially different than those required of domestic companies under the New York Stock Exchange's listing standards.

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

ENERPLUS CORPORATION
	By:	/s/ IAN C. DUNDAS Ian C. Dundas President and Chief Executive Officer
Date: February 20, 2015

 EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2014 dated February 20, 2015.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2014.
99.3	Management's Discussion and Analysis for the year ended December 31, 2014.
99.4	Consent of Independent Registered Public Accounting Firm.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Netherland, Sewell & Associates, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.11	Code of Business Conduct.
99.12	Supplemental Information About Oil and Gas Producing Activities.
101	Interactive Data File.

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