Form 40-F
period 2016-12-31
ENERPLUS Corp
filed 2017-02-24
CIK 1126874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number 001‑15150

ENERPLUS CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Province or other jurisdiction of incorporation or organization)
1311

(Primary Standard Industrial Classification Code Number (if applicable))
N/A

(I.R.S. Employer Identification Number (if applicable))
The Dome Tower, 3000, 333 ‑  7th Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1
(403) 298‑2200

(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894‑8940

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
240,482,928 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒ No ☐

FORWARD‑LOOKING STATEMENTS

This Annual Report on Form 40‑F contains or incorporates by reference forward‑looking statements relating to future events or future performance. In some cases, forward‑looking statements can be identified by terminology such as “may”,  “should”,  “expects”,  “projects”,  “plans”,  “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward‑looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward‑looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2016, which is attached as Exhibit 99.1 to this Annual Report on Form 40‑F, and under the heading “Risk Factors and Risk Management” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2016, which is attached as Exhibit 99.3 to this Annual Report on Form 40‑F, and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward‑looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.Annual Information Form

The Registrant’s Annual Information Form for the year ended December 31, 2016 is attached as Exhibit 99.1 to this Annual Report on Form 40‑F and is incorporated by reference herein.

B.Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended December 31, 2016, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40‑F and are incorporated by reference herein.

C.Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2016 is attached as Exhibit 99.3 to this Annual Report on Form 40‑F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2016, an evaluation of the effectiveness of the Registrant’s  “disclosure controls and procedures” (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.Management’s Annual Report on Internal Control Over Financial Reporting

The Registrant’s report of management on the Registrant’s internal control over financial reporting is included under the heading “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 to this Annual Report on Form 40‑F, which report of management is incorporated by reference herein.

C.Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting is included under the heading “Report of Independent Registered Public Accounting Firm” contained in Exhibit 99.2 to this Annual Report on Form 40‑F, which attestation report is incorporated by reference herein.

D.Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2016, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Mr. Robert B. Hodgins, a member and the chairman of the Registrant’s Audit & Risk Management Committee, is an “audit committee financial expert” (as such term is defined by the rules and regulations of the Securities and Exchange Commission) and is “independent” (as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant).

The Securities and Exchange Commission has indicated that the designation or identification of a person as an “audit committee financial expert” does not (i) mean that such person is an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1933, (ii) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors in the absence of such designation or identification, or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Business Conduct” (as amended to the date of this Annual Report on Form 40‑F, the “Code of Business Conduct”), that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Registrant has amended the Code of Business Conduct effective January 17, 2017.  There were no amendments made to the Code of Business Conduct of a substantive nature.  During the fiscal year ended December 31, 2016, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Code of Business Conduct is attached as Exhibit 99.11 to this Annual Report on Form 40‑F and is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE‑APPROVAL POLICIES AND PROCEDURES

The aggregate fees paid by the Registrant to Deloitte LLP, Independent Registered Public Accountants, the Registrant’s principal accountant, for professional services rendered in the Registrant’s last two fiscal years are as follows:

	2016	2015
	(in Cdn$ thousands)
Audit fees(1)	654.7	773.3
Audit‑related fees(2)	—	—
Tax fees(3)	43.9	129.2
All other fees(4)	—	—
Total	698.6	902.6

(1)

Audit fees were for professional services rendered by Deloitte LLP for the audit of the Registrant’s annual financial statements and reviews of the Registrant’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)

Audit‑related fees are fees for assurance and related services reasonably related to the performance of the audit or review of the Registrant’s financial statements and not reported under “Audit Fees” above.

(3)	Tax fees were for tax compliance, tax advice and tax planning.

(4)	All other fees are fees for products and services provided by Deloitte LLP other than those described as “Audit fees”, “Audit‑related fees” and “Tax fees”.

The Registrant’s Audit & Risk Management Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit and non‑audit services, the Audit & Risk Management Committee pre‑approves the provision of the services. In making their determination regarding non‑audit services, the Audit & Risk Management Committee considers the compliance with the policy and the provision of non‑audit services in the context of avoiding an adverse impact on auditor independence. All audit and non‑audit fees paid to Deloitte LLP in 2015 and 2016 were pre‑approved by the Registrant’s Audit & Risk Management Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2‑01(c)(7)(i)(C) of Regulation S‑X. Based on the Audit & Risk Management Committee’s discussions with management and the independent auditors, the committee is of the view that the provision of the non‑audit services by Deloitte LLP described above is compatible with maintaining that firm’s independence from the Registrant.

OFF‑BALANCE SHEET ARRANGEMENTS

The Registrant has no off‑balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Registrant’s known contractual obligations as of December 31, 2016:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations	Total	2017	2018 to 2019	2020 to 2021	2022 +
Bank credit facility(2)	$23,226	$—	$23,226	$—	$—
Senior unsecured notes(2)	745,599	29,539	89,078	219,128	407,854
Transportation commitments	293,624	31,891	53,722	42,323	165,688
Processing commitments	42,931	11,427	20,272	3,100	8,132
Drilling and completions commitment	29,137	29,137	—	—	—
Office lease commitments	88,345	12,197	22,500	21,664	31,984
Sublease recoveries	(9,293)	(1,956)	(3,322)	(3,275)	(740)
Net office lease commitments	79,052	10,241	19,178	18,389	31,244
Total commitments(1)(3)	$1,213,569	$112,235	$205,476	$282,940	$612,918

Notes:

(1)	U.S. dollar commitments have been converted to Canadian dollars using the December 31, 2016 foreign exchange rate of US$1.00 = Cdn$1.34.

(2)	Interest payments have not been included.

(3)

Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

Additional disclosure regarding the Registrant’s contractual obligations as of December 31, 2016 is provided under the heading “Liquidity and Capital Resources — Commitments” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2016 attached as Exhibit 99.3 to this Annual Report on Form 40‑F, which disclosure is incorporated by reference herein, and in Note 16 to the Registrant’s audited annual consolidated financial statements for the year ended December 31, 2016 attached as Exhibit 99.2 to this Annual Report on Form 40‑F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately‑designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit & Risk Management Committee are Robert B. Hodgins (as Chairman), Michael R. Culbert, Hilary A. Foulkes, Glen D. Roane and Sheldon B. Steeves. Elliott Pew, the chairman of the board of directors of the Registrant, is an ex officio member of the Audit & Risk Management Committee.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE RULES

The Registrant has reviewed the New York Stock Exchange’s corporate governance rules and confirms that the Registrant’s corporate governance practices are not significantly nor materially different than those required of domestic companies under the New York Stock Exchange’s listing standards.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40‑F; the securities in relation to which the obligation to file an annual report on Form 40‑F arises; or transactions in said securities.

B.Consent to Service of Process

1.	The Registrant previously filed with the Commission a Form F‑X in connection with the class of securities in relation to which the obligation to file this report arises.

2.	Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F‑X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ENERPLUS CORPORATION

By:	/s/ Ian C. Dundas
Ian C. Dundas
President and Chief Executive Officer

Date: February 24, 2017

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2016 dated February 24, 2017.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2016.
99.3	Management’s Discussion and Analysis for the year ended December 31, 2016.
99.4	Consent of Independent Registered Public Accounting Firm.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Netherland, Sewell & Associates, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
99.11	Code of Business Conduct.
99.12	Supplemental Information About Oil and Gas Producing Activities.
101	Interactive Data File.