Form 40-F
period 2017-12-31
ENERPLUS Corp
filed 2018-02-23
CIK 1126874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

7
	For the fiscal year ended December 31, 2017	Commission File Number 001‑15150

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
242,128,944 Common Shares

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

Yes ☒ No ☐

FORWARD‑LOOKING STATEMENTS

This Annual Report on Form 40‑F contains or incorporates by reference forward‑looking statements relating to future events or future performance. In some cases, forward‑looking statements can be identified by terminology such as “may”,  “should”,  “expects”,  “projects”,  “plans”,  “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward‑looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward‑looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2017, which is attached as Exhibit 99.1 to this Annual Report on Form 40‑F, and under the heading “Risk Factors and Risk Management” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2017, which is attached as Exhibit 99.3 to this Annual Report on Form 40‑F, and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward‑looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.Annual Information Form

The Registrant’s Annual Information Form for the year ended December 31, 2017 is attached as Exhibit 99.1 to this Annual Report on Form 40‑F and is incorporated by reference herein.

B.Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended December 31, 2017, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40‑F and are incorporated by reference herein.

C.Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2017 is attached as Exhibit 99.3 to this Annual Report on Form 40‑F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of the Registrant’s  “disclosure controls and procedures” (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

D.Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2017, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Business Conduct” (as amended to the date of this Annual Report on Form 40‑F, the “Code of Business Conduct”), that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Registrant has amended the Code of Business Conduct effective January 8, 2018.  There were no amendments made to the Code of Business Conduct of a substantive nature.  During the fiscal year ended December 31, 2017, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Code of Business Conduct is attached as Exhibit 99.11 to this Annual Report on Form 40‑F and is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE‑APPROVAL POLICIES AND PROCEDURES

The aggregate fees paid by the Registrant to the Registrant’s  external auditors, for professional services rendered in the Registrant’s last two fiscal years are as follows:

	2017	2016
	(in Cdn$ thousands)
Audit fees(1)	742.5	654.7
Audit‑related fees(2)	—	—
Tax fees(3)	125.8	43.9
All other fees(4)	15.2	—
Total	883.5	698.6

(1)

Audit fees were for professional services rendered for the audit of the Registrant’s annual financial statements and reviews of the Registrant’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)

Audit‑related fees are fees for assurance and related services reasonably related to the performance of the audit or review of the Registrant’s financial statements and not reported under “Audit Fees” above.

(3)	Tax fees were for tax compliance, tax advice and tax planning.

(4)

All other fees are fees for products and services provided by the Reigistrant’s external auditors other than those described as “Audit fees”,  “Audit‑related fees” and “Tax fees”. For 2017, other fees include french translation services.

The Registrant’s Audit & Risk Management Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit and non‑audit services, the Audit & Risk Management Committee pre‑approves the provision of the services. In making their determination regarding non‑audit services, the Audit & Risk Management Committee considers the compliance with the policy and the provision of non‑audit services in the context of avoiding an adverse impact on auditor independence. All audit and non‑audit fees paid to KPMG LLP, post their appointment as auditor in 2017, and all audit and non-audit fees paid to Deloitte LLP in 2016 and 2017 were pre‑approved by the Registrant’s Audit & Risk Management Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2‑01(c)(7)(i)(C) of Regulation S‑X. Based on the Audit & Risk Management Committee’s discussions with management and the independent auditors, the committee is of the view that the provision of the non‑audit services by KPMG LLP described above is compatible with maintaining that firm’s independence from the Registrant.

OFF‑BALANCE SHEET ARRANGEMENTS

The Registrant has no off‑balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the Registrant’s known contractual obligations as of December 31, 2017:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations	Total	2018	2019 to 2020	2021 to 2022	2023 +
Senior unsecured notes(1)	$672,379	$27,656	$160,235	$229,043	$255,445
Transportation commitments	249,214	28,106	49,142	37,519	134,447
Processing commitments	26,317	10,143	6,680	3,038	6,456
Drilling and completions commitment	66,096	50,948	15,148	—	—
Office lease commitments	74,940	11,831	21,095	21,404	20,610
Sublease recoveries	(16,790)	(3,073)	(6,380)	(4,927)	(2,410)
Net office lease commitments	58,150	8,758	14,715	16,477	18,200
Total commitments(2)(3)	$1,072,156	$125,611	$245,920	$286,077	$414,548

Notes:

(1)	Interest payments have not been included.

(2)

Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

(3)	U.S. dollar commitments have been converted to Canadian dollars using the December 31, 2017 foreign exchange rate of US$1.00 = Cdn$1.26.

Additional disclosure regarding the Registrant’s contractual obligations as of December 31, 2017 is provided under the heading “Liquidity and Capital Resources — Commitments” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2017 attached as Exhibit 99.3 to this Annual Report on Form 40‑F, which disclosure is incorporated by reference herein, and in Note 15 to the Registrant’s audited annual consolidated financial statements for the year ended December 31, 2017 attached as Exhibit 99.2 to this Annual Report on Form 40‑F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately‑designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit & Risk Management Committee are Robert B. Hodgins (as Chairman), Michael R. Culbert, Susan M. MacKenzie, Glen D. Roane, Jeffrey W. Sheets and Sheldon B. Steeves. Elliott Pew, the chairman of the board of directors of the Registrant, is an ex officio member of the Audit & Risk Management Committee.

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
Ian C. Dundas
President and Chief Executive Officer

Date: February 23, 2018

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2017 dated February 23, 2018.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2017.
99.3	Management’s Discussion and Analysis for the year ended December 31, 2017.
99.4	Consent of Independent Registered Public Accounting Firm.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Netherland, Sewell & Associates, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
99.11	Code of Business Conduct.
99.12	Supplemental Information About Oil and Gas Producing Activities.
99.13	Consent of Predecessor Independent Registered Public Accounting Firm.
101	Interactive Data File.