Form 40-F
period 2018-12-31
ENERPLUS Corp
filed 2019-02-22
CIK 1126874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40‑F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

7
	For the fiscal year ended December 31, 2018	Commission File Number 001‑15150

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
28 Liberty Street
New York, New York 10005
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
239,411,102 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☒ No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012. 

FORWARD‑LOOKING STATEMENTS

This Annual Report on Form 40‑F contains or incorporates by reference forward‑looking statements relating to future events or future performance. In some cases, forward‑looking statements can be identified by terminology such as “may”,  “should”,  “expects”,  “projects”,  “plans”,  “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward‑looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward‑looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2018, which is attached as Exhibit 99.1 to this Annual Report on Form 40‑F, and under the heading “Risk Factors and Risk Management” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2018, which is attached as Exhibit 99.3 to this Annual Report on Form 40‑F, and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward‑looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.Annual Information Form

The Registrant’s Annual Information Form for the year ended December 31, 2018 is attached as Exhibit 99.1 to this Annual Report on Form 40‑F and is incorporated by reference herein.

B.Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended December 31, 2018, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40‑F and are incorporated by reference herein.

C.Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2018 is attached as Exhibit 99.3 to this Annual Report on Form 40‑F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2018, an evaluation of the effectiveness of the Registrant’s  “disclosure controls and procedures” (as such term is defined in Rules 13a‑15(e) and 15d‑15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

D.Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2018, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Mr. Robert B. Hodgins, a member and the chairman of the Registrant’s Audit & Risk Management Committee, and Mr. Jeffrey W. Sheets, a member of the Registrant’s Audit & Risk Management Committee, are “audit committee financial experts” (as such term is defined by the rules and regulations of the Securities and Exchange Commission) and are “independent” (as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant).

The Securities and Exchange Commission has indicated that the designation or identification of a person as an “audit committee financial expert” does not (i) mean that such person is an “expert” for any purpose, including without limitation for purposes of Section 11 of the Securities Act of 1934, (ii) impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the audit committee and the board of directors in the absence of such designation or identification, or (iii) affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Business Conduct” (as amended to the date of this Annual Report on Form 40‑F, the “Code of Business Conduct”), that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Registrant has amended the Code of Business Conduct effective January 7, 2019. There were no amendments made to the Code of Business Conduct of a substantive nature.  During the fiscal year ended December 31, 2018, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Code of Business Conduct is attached as Exhibit 99.11 to this Annual Report on Form 40‑F and is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE‑APPROVAL POLICIES AND PROCEDURES

The aggregate fees paid by the Registrant to the Registrant’s  external auditors, for professional services rendered in the Registrant’s last two fiscal years are as follows:

	2018	2017
	(in Cdn$ thousands)
Audit fees(1)	662.0	742.5
Tax fees(2)	43.1	125.8
All other fees(3)	—	15.2
Total	705.1	883.5

(1)

Audit fees were for professional services rendered for the audit of the Registrant’s annual financial statements and reviews of the Registrant’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)	Tax fees were for tax compliance, tax advice and tax planning.

(3)

All other fees are fees for products and services provided by the Reigistrant’s external auditors other than those described as “Audit fees”,  “Audit‑related fees” and “Tax fees”. For 2017, other fees include french translation services.

The Registrant’s Audit & Risk Management Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit and non‑audit services, the Audit & Risk Management Committee pre‑approves the provision of the services. In making their determination regarding non‑audit services, the Audit & Risk Management Committee considers the compliance with the policy and the provision of non‑audit services in the context of avoiding an adverse impact on auditor independence. All audit and non‑audit fees paid to KPMG LLP, post their appointment as auditor in 2017, and all audit and non-audit fees paid to Deloitte LLP in 2017 were pre‑approved by the Registrant’s Audit & Risk Management Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2‑01(c)(7)(i)(C) of Regulation S‑X. Based on the Audit & Risk Management Committee’s discussions with management and the independent auditors, the committee is of the view that the provision of the non‑audit services by KPMG LLP described above is compatible with maintaining that firm’s independence from the Registrant.

OFF‑BALANCE SHEET ARRANGEMENTS

The Registrant has no off‑balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant has the following contractual obligations, which are set forth in the table below:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations	Total	2019	2020 to 2021	2022 to 2023	2024 +
Senior unsecured notes(1)	$696,850	$60,001	$222,556	$218,465	$195,828
Transportation commitments(2)	367,646	36,817	72,053	61,727	197,049
Processing commitments	16,174	3,506	4,693	3,038	4,937
Drilling and completions commitment	51,433	20,005	31,428	—	—
Office lease commitments	73,746	9,421	21,808	22,781	19,736
Sublease recoveries	(15,405)	(3,151)	(6,599)	(4,154)	(1,501)
Net office lease commitments	58,341	6,270	15,209	18,627	18,235
Total commitments(3)(4)	$1,190,444	$126,599	$345,939	$301,857	$416,049

Notes:

(1)	Interest payments have not been included.

(2)	Includes additional firm transportation commitments executed subsequent to year-end.

(3)

Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

(4)	U.S. dollar commitments have been converted to Canadian dollars using the December 31, 2018 foreign exchange rate of US$1.00 = Cdn$1.36.

Additional disclosure regarding the Registrant’s contractual obligations is provided under the heading “Liquidity and Capital Resources — Commitments” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2018 attached as Exhibit 99.3 to this Annual Report on Form 40‑F, which disclosure is incorporated by reference herein, and in Note 15 to the Registrant’s audited annual consolidated financial statements for the year ended December 31, 2018 attached as Exhibit 99.2 to this Annual Report on Form 40‑F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately‑designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit & Risk Management Committee are Robert B. Hodgins (as Chairman), Michael R. Culbert, Susan M. MacKenzie, Glen D. Roane, and Jeffrey W. Sheets. Elliott Pew, the chairman of the board of directors of the Registrant, is an ex officio member of the Audit & Risk Management Committee.

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
Ian C. Dundas
President and Chief Executive Officer

Date: February 22, 2019

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2018 dated February 22, 2019.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2018.
99.3	Management’s Discussion and Analysis for the year ended December 31, 2018.
99.4	Consent of Independent Registered Public Accounting Firm.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Netherland, Sewell & Associates, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
99.11	Code of Business Conduct.
99.12	Supplemental Information About Oil and Gas Producing Activities.
99.13	Consent of Predecessor Independent Registered Public Accounting Firm.
101	Interactive Data File.