Form 40-F
period 2019-12-31
ENERPLUS Corp
filed 2020-02-21
CIK 1126874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

7
	For the fiscal year ended December 31, 2019	Commission File Number 001-15150

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	ERF ERF	Toronto Stock Exchange The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
221,743,701 Common Shares

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2019, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and under the heading “Risk Factors and Risk Management” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2019, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.	Annual Information Form

The Registrant’s Annual Information Form for the year ended December 31, 2019 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.	Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended December 31, 2019, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.	Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2019 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2019, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

The Registrant’s report of management on the Registrant’s internal control over financial reporting is included under the heading “Management’s Report on Internal Control Over Financial Reporting” contained in Exhibit 99.2 to this Annual Report on Form 40-F, which report of management is incorporated by reference herein.

C.	Attestation Report of the Independent Registered Public Accounting Firm

The attestation report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting is included under the heading “Report of Independent Registered Public Accounting Firm” contained in Exhibit 99.2 to this Annual Report on Form 40-F, which attestation report is incorporated by reference herein.

D.	Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2019, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Business Conduct” (as amended to the date of this Annual Report on Form 40-F, the “Code of Business Conduct”), that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Registrant has amended the Code of Business Conduct effective January 10, 2020. There were no amendments made to the Code of Business Conduct of a substantive nature. During the fiscal year ended December 31, 2019, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Code of Business Conduct is attached as Exhibit 99.11 to this Annual Report on Form 40-F and is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

The aggregate fees paid by the Registrant to the Registrant’s external auditors, for professional services rendered in the Registrant’s last two fiscal years are as follows:

	2019	2018
	(in Cdn$ thousands)
Audit fees(1)	778.8	662.0
Tax fees(2)	145.7	43.1
All other fees(3)	—	—
Total	924.5	705.1

(1)	Audit fees were for professional services rendered for the audit of the Registrant’s annual financial statements and reviews of the Registrant’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)	Tax fees were for tax compliance, tax advice and tax planning.

(3)	All other fees are fees for products and services provided by the Reigistrant’s external auditors other than those described as “Audit fees”, “Audit-related fees” and “Tax fees”.

The Registrant’s Audit & Risk Management Committee has implemented a policy restricting the services that may be provided by the Registrant’s auditors and the fees paid to the Registrant’s auditors. Prior to the engagement of the Registrant’s auditors to perform both audit and non-audit services, the Audit & Risk Management Committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit & Risk Management Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding an adverse impact on auditor independence. All audit and non-audit fees paid to KPMG LLP were pre-approved by the Registrant’s Audit & Risk Management Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X. Based on the Audit & Risk Management Committee’s discussions with management and the independent auditors, the committee is of the view that the provision of the non-audit services by KPMG LLP described above is compatible with maintaining that firm’s independence from the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant has the following contractual obligations, which are set forth in the table below:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations	Total	2020	2021 to 2022	2023 to 2024	2025 +
Senior unsecured notes(1)	$606,633	$105,998	$236,678	$209,399	$54,558
Transportation commitments	313,197	34,829	60,922	57,700	159,746
Processing commitments	12,663	3,174	3,038	3,038	3,413
Operating lease obligations	58,028	19,371	21,772	12,906	3,979
Total(2)(3)	$990,521	163,372	322,410	283,043	221,696

Notes:

(1)	Interest payments have not been included.

(2)	Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

(3)	U.S. dollar commitments have been converted to Canadian dollars using the December 31, 2019 foreign exchange rate of US$1.00 = Cdn$1.2990.

Additional disclosure regarding the Registrant’s contractual obligations is provided under the heading “Liquidity and Capital Resources — Commitments” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2019 attached as Exhibit 99.3 to this Annual Report on Form 40-F, which disclosure is incorporated by reference herein, and in Note 16 to the Registrant’s audited annual consolidated financial statements for the year ended December 31, 2019 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit & Risk Management Committee are Robert B. Hodgins (as Chairman), Judith D. Buie, Michael R. Culbert, Susan M. MacKenzie, and Jeffrey W. Sheets. Elliott Pew, the chairman of the board of directors of the Registrant, is an ex officio member of the Audit & Risk Management Committee.

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
Ian C. Dundas
President and Chief Executive Officer

Date: February 21, 2020

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2019 dated February 21, 2020.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2019.
99.3	Management’s Discussion and Analysis for the year ended December 31, 2019.
99.4	Consent of Independent Registered Public Accounting Firm.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Netherland, Sewell & Associates, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.11	Code of Business Conduct.
99.12	Supplemental Information About Oil and Gas Producing Activities.
101	Interactive Data File.