Form 40-F
period 2020-12-31
ENERPLUS Corp
filed 2021-02-19
CIK 1126874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

7
	For the fiscal year ended December 31, 2020	Commission File Number 001-15150

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	ERF	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
222,547,600 Common Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

This annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-231548) and Form S-8 (File Nos. 333-200583 and 333-171836).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “plan”, “intend”, “guidance”, “objective”, “strategy”, “should”, “believe” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2020, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and under the heading “Risk Factors and Risk Management” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2020, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.	Annual Information Form

The Registrant’s Annual Information Form for the year ended December 31, 2020 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.	Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended December 31, 2020, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.	Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2020 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

D.	Supplemental Information About Oil and Gas Producing Activities

The Registrant’s Supplemental Information About Oil and Gas Producing Activities for the year ended December 31, 2020 is attached as Exhibit 99.12 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2020, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

D.	Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2020, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Business Conduct” (as amended to the date of this Annual Report on Form 40-F, the “Code of Business Conduct”), that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Registrant has amended the Code of Business Conduct effective January 12, 2021. There were no amendments made to the Code of Business Conduct of a substantive nature. During the fiscal year ended December 31, 2020, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Code of Business Conduct is attached as Exhibit 99.11 to this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

The aggregate fees owed by the Corporation to KPMG, an Independent Registered Public Accounting Firm, and the independent auditor of Enerplus, for professional services rendered in Enerplus' last two fiscal years are as follows:

	2020	2019

	(in Cdn$ thousands)
Audit fees(1)	894.4	778.8
Audit-related fees(2)	—	—
Tax fees(2)	32.0	145.7
All other fees(3)	—	—
Total	926.4	924.5

(1)	Audit fees were for professional services rendered for the audit of the Registrant’s annual financial statements and reviews of the Registrant’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)	Tax fees were for tax compliance, tax advice and tax planning and review to identify recovery opportunities.

(3)	All other fees are fees for products and services provided by the Reigistrant’s external auditors other than those described as “Audit fees”, “Audit-related fees” and “Tax fees”.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant has the following contractual obligations, which are set forth in the table below:

	Payments due by period (in Cdn$ thousands)
Contractual Obligations	Total	2021	2022 to 2023	2024 to 2025	2026 +
Senior unsecured notes(1)	$490,422	$103,836	$230,578	$129,286	$26,722
Transportation commitments	289,993	44,539	59,751	58,189	127,514
Processing commitments	9,489	1,519	3,038	3,038	1,894
Operating lease obligations	39,991	14,643	15,248	7,404	2,695
Total(2)(3)	$829,895	164,537	308,615	197,917	158,825

Notes:

(1)	Interest payments have not been included.

(2)	Crown and surface royalties, production taxes, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.

(3)	U.S. dollar commitments have been converted to Canadian dollars using the December 31, 2020 foreign exchange rate of US$1.00 = Cdn$1.2725.

Additional disclosure regarding the Registrant’s contractual obligations is provided under the heading “Liquidity and Capital Resources — Commitments” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2020 attached as Exhibit 99.3 to this Annual Report on Form 40-F, which disclosure is incorporated by reference herein, and in Note 16 to the Registrant’s audited annual consolidated financial statements for the year ended December 31, 2020 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit & Risk Management Committee are Robert B. Hodgins (Committee Chair), Judith D. Buie, Karen E. Clarke-Whistler, and Jeffrey W. Sheets. Hilary A. Foulkes, the Chair of the board of directors of the Registrant, is an ex officio member of the Audit & Risk Management Committee.

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
Ian C. Dundas
President and Chief Executive Officer

Date: February 19, 2021

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2020 dated February 19, 2021.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2020.
99.3	Management’s Discussion and Analysis for the year ended December 31, 2020.
99.4	Consent of Independent Registered Public Accounting Firm.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Netherland, Sewell & Associates, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.11	Code of Business Conduct.
99.12	Supplemental Information About Oil and Gas Producing Activities.
101	Interactive Data File.