Form 40-F
period 2021-12-31
ENERPLUS Corp
filed 2022-02-25
CIK 1126874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

7
	For the fiscal year ended December 31, 2021	Commission File Number 001-15150

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
Enerplus Resources (USA) Inc

US Bank Tower, Suite 2200, 950 - 17th Street

Denver, Colorado, United States of America 80202-2805

(720) 279-5500

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
243,852,379 Common Shares

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

☐ Auditor Name: KPMG LLP Auditor Location: Calgary, Canada Auditor Firm ID: 85

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

This annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-257151) and Form S-8 (File Nos. 333-200583 and 333-171836).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “plan”, “intend”, “guidance”, “objective”, “strategy”, “should”, “believe” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2021, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and under the heading “Risk Factors and Risk Management” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2021, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The registrant elected to change its reporting currency from Canadian dollars to U.S. dollars starting for the year ended December 31, 2021. All prior periods have been restated in U.S. dollars.

A.	Annual Information Form

The Registrant’s Annual Information Form for the year ended December 31, 2021 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.	Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended December 31, 2021, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.	Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2021 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2021, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

D.	Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2021, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Mr. Jeffrey W. Sheets, a member and the chair of the Registrant’s Audit & Risk Management Committee, is an “audit committee financial expert” (as such term is defined by the rules and regulations of the Securities and Exchange Commission) and is “independent” (as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant).

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

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Business Conduct” (as amended to the date of this Annual Report on Form 40-F, the “Code of Business Conduct”), that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant. The Registrant has amended the Code of Business Conduct effective January 31, 2022. There were no amendments made to the Code of Business Conduct of a substantive nature. During the fiscal year ended December 31, 2021, there were no waivers, including implicit waivers, granted from any provision of the Code of Business Conduct that applied to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Code of Business Conduct is attached as Exhibit 99.11 to this Annual Report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included under the heading “Appendix E – Audit & Risk Management Committee Disclosure Pursuant to National Instrument 52-110 – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2021 attached as Exhibit 99.1 to this Annual Report on Form 40-F. All audit and non-audit fees paid to KPMG LLP were pre-approved by the Registrant’s Audit & Risk Management Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant's Management’s Discussion and Analysis for the year ended December 31, 2021 attached as Exhibit 99.3 to this Annual Report on Form 40-F) that have or are reasonably likely to have a material current or future effect on a registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources.

CONTRACTUAL OBLIGATIONS

Disclosure regarding the Registrant’s contractual obligations is provided under the heading “Liquidity and Capital Resources – Commitments and Contingencies” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2021 attached as Exhibit 99.3 to this Annual Report on Form 40-F, which disclosure is incorporated by reference herein, and in Note 18 to the Registrant’s audited annual consolidated financial statements for the year ended December 31, 2021 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit & Risk Management Committee are Jeffrey W. Sheets (Committee Chair), Judith D. Buie, and Sheldon B. Steeves. Hilary A. Foulkes, the Chair of the board of directors of the Registrant, is an ex officio member of the Audit & Risk Management Committee.

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
Ian C. Dundas
President and Chief Executive Officer

Date: February 24, 2022

EXHIBIT INDEX

99.1	Annual Information Form for the year ended December 31, 2021 dated February 24, 2022.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2021.
99.3	Management’s Discussion and Analysis for the year ended December 31, 2021.
99.4	Consent of Independent Registered Public Accounting Firm.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Netherland, Sewell & Associates, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.11	Code of Business Conduct.
101	Interactive Data File.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).