Form 40-F
period 2023-12-31
ENERPLUS Corp
filed 2024-02-21
CIK 1126874

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

7
	For the fiscal year ended December 31, 2023	Commission File Number 001-15150

ENERPLUS CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Province or other jurisdiction of incorporation or organization)
1311

(Primary Standard Industrial Classification Code Number (if applicable))
N/A

(I.R.S. Employer Identification Number (if applicable))
The Dome Tower, Suite 3000, 333 - 7th Avenue S.W.
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
202,197,988 Common Shares

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

This annual report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-273750) and Form S-8 (File No. 333-200583).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F contains or incorporates by reference forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “plan”, “intend”, “guidance”, “objective”, “strategy”, “should”, “believe” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of the Registrant. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. For a description of some of these risks, uncertainties, events and circumstances, readers should review the disclosure under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2023, which is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and under the heading “Risk Factors and Risk Management” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2023, which is attached as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein. Other than as required by applicable law, the Registrant undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ANNUAL INFORMATION FORM, AUDITED ANNUAL CONSOLIDATED
FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.	Annual Information Form

The Registrant’s Annual Information Form for the year ended December 31, 2023 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

B.	Audited Annual Consolidated Financial Statements

The Registrant’s audited annual consolidated financial statements for the year ended December 31, 2023, including the report of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

C.	Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2023 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE REGARDING CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of the end of the Registrant’s fiscal year ended December 31, 2023, an evaluation of the effectiveness of the Registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the Registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant’s disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Registrant’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure) are effective to ensure that the information required to be disclosed by the Registrant in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

D.	Changes in Internal Control over Financing Reporting

During the fiscal year ended December 31, 2023, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined by the rules and regulations of the Securities and Exchange Commission), entitled the “Code of Business Conduct” (as amended to the date of this Annual Report on Form 40-F, the “Code”), that applies to each director, officer (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), employee and consultant of the Registrant.

The Code is available for viewing on the Registrant’s website at www.enerplus.com. Any amendments to the Code or waivers granted from any provision of the Code from time to time will be posted to the Registrant’s website within five business days of the amendment or waiver and will remain available for a twelve-month period. Information on or connected to our website, even if referred to herein, does not constitute part of this annual report on Form 40-F.

Since the adoption of the Code, there have not been any waivers, including implicit waivers, granted from any provision of the Code. The Registrant amended the Code effective February 2, 2024. There were no amendments made to the Code of a substantive nature.

PRINCIPAL ACCOUNTANT FEES AND SERVICES AND
PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included under the heading “Appendix E – Audit & Risk Management Committee Disclosure Pursuant to National Instrument 52-110 – External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2023 attached as Exhibit 99.1 to this Annual Report on Form 40-F.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons (which are not otherwise discussed in the Registrant's Management’s Discussion and Analysis for the year ended December 31, 2023 attached as Exhibit 99.3 to this Annual Report on Form 40-F) that have or are reasonably likely to have a material current or future effect on a registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements, or capital resources.

CONTRACTUAL OBLIGATIONS

Disclosure regarding the Registrant’s contractual obligations is provided under the heading “Liquidity and Capital Resources – Commitments and Contingencies” in the Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2023 attached as Exhibit 99.3 to this Annual Report on Form 40-F, which disclosure is incorporated by reference herein, and in Note 15 to the Registrant’s audited annual consolidated financial statements for the year ended December 31, 2023 attached as Exhibit 99.2 to this Annual Report on Form 40-F, which note is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Registrant’s Audit & Risk Management Committee are Jeffrey W. Sheets (Committee Chair), Judith D. Buie, Sherri A. Brillon, Mark A. Houser, Ward M. Polzin and Sheldon B. Steeves. Hilary A. Foulkes, the Chair of the board of directors of the Registrant, is an ex officio member of the Audit & Risk Management Committee.

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
Ian C. Dundas
President and Chief Executive Officer

Date: February 21, 2024

EXHIBIT INDEX

97	Clawback Policy
99.1	Annual Information Form for the year ended December 31, 2023 dated February 21, 2024.
99.2	Audited annual consolidated financial statements for the year ended December 31, 2023.
99.3	Management’s Discussion and Analysis for the year ended December 31, 2023.
99.4	Consent of Independent Registered Public Accounting Firm.
99.5	Consent of McDaniel & Associates Consultants Ltd.
99.6	Consent of Netherland, Sewell & Associates, Inc.
99.7	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.8	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.
99.9	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.10	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive Data File.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).